Exhibit 99.1

WHEELS UP, THE LEADING BRAND IN PRIVATE AVIATION, ANNOUNCES PLANS TO BECOME PUBLICLY-TRADED VIA SPAC MERGER WITH ASPIRATIONAL CONSUMER LIFESTYLE CORP.

•	Wheels Up is democratizing private aviation with its technology-driven marketplace, expanding the addressable market and making private air travel accessible for millions of consumers

•	With its end-to-end approach to private aviation and proprietary technology, the Wheels Up Marketplace connects flyers with one of the industry’s largest selection of private aircraft

•	The transaction will enable Wheels Up to accelerate marketplace growth and adoption, invest in adjacent lifestyle and consumer services to complement the platform, and drive global expansion
•	The transaction values Wheels Up at an enterprise value of $2.1 billion, and is expected to provide up to $790 million in cash proceeds, including a $550 million PIPE and up to $240 million of cash held in the trust account of Aspirational Consumer Lifestyle Corp.
•	PIPE investors include T. Rowe Price, Fidelity, Franklin Advisors, Durable Capital, HG Vora Capital Management, Third Point, Luxor Capital, and Monashee, among others
•	The transaction is expected to close in Q2 of 2021 with existing shareholders of Wheels Up rolling 100 percent of their equity into the combined company, which will be listed on the New York Stock Exchange under the symbol “UP”

FEBRUARY 1, 2021 – New York, NY – Wheels Up Partners Holdings LLC (“Wheels Up” or the “Company”), the leading brand in private aviation, has entered into a definitive agreement to become publicly-traded via a merger with special purpose acquisition company, Aspirational Consumer Lifestyle Corp. (“Aspirational”) (NYSE: ASPL), in a transaction that values Wheels Up at an enterprise value of $2.1 billion. Aspirational was formed and is led by a partnership of experienced consumer investors, including Chairman and Chief Executive Officer Ravi Thakran, private equity veteran and former Group Chairman of LVMH Asia. Additionally, L Catterton, the largest global consumer-focused private equity firm, is a minority shareholder. Upon closing of the transaction, Wheels Up will be the first private aviation platform to be listed on the New York Stock Exchange (NYSE: UP).

Wheels Up Overview

Wheels Up connects flyers to private aircraft —and to one another— delivering exceptional, personalized experiences. Its technology-enabled marketplace will allow Wheels Up to do so at global scale, and democratize the private aviation industry, expanding the addressable market and making private aviation accessible to millions of consumers.

Wheels Up was founded in 2013 by renowned entrepreneur Kenny Dichter. With Wheels Up, Dichter has pioneered the next evolution of private aviation, starting with an industry-first membership model and an exclusive fleet of King Air 350i aircraft. In the seven years since it was founded, Wheels Up has quickly become a trusted market leader and iconic brand. Several strategic acquisitions and an exclusive co-marketing partnership with Delta Air Lines have expanded Wheels Up’s operational and technological footprint, creating the evolutionary marketplace to transform private aviation and deliver world-class experiences to consumers.

Today, Wheels Up is one of the largest private aviation platforms in the world, offering a comprehensive total aviation solution including membership programs, on-demand private flights across all cabin categories, aircraft management, whole aircraft sales, corporate solutions, signature events, and commercial travel benefits through its strategic partnership with Delta Air Lines. In 2020, the Company had flown more than 150,000 passengers, utilizing its access to over 1,500 owned, managed, and third-party partner aircraft.

Driven by innovation and operational excellence, Wheels Up has pioneered a suite of intelligent, technology-driven solutions to make it easier than ever before to choose a safe, high-quality aircraft option that caters to a range of financial and travel needs. The Wheels Up app is removing the friction from private aviation. Flyers can view real-time inventory and purchase dynamically priced flights, making it possible to instantaneously search, book, and fly privately. The marketplace technology powering the Wheels Up platform is wholly proprietary and includes the leading flight management system, Avianis, that is powering many operators across the country and revolutionizing the industry.

The Company’s current management team will continue to lead Wheels Up. Aspirational’s Chairman and Chief Executive Officer, Ravi Thakran, former Group Chairman of LVMH South and Southeast Asia, and Australia /New Zealand and former Managing Partner of L Catterton Asia, will join the combined company’s Board of Directors upon completion of the transaction.

Management Comment

Kenny Dichter, Founder & CEO of Wheels Up:

“We are excited about crossing this milestone and our new partnership with Aspirational. We believe this will allow us to actualize our founding goal of democratizing private aviation, through our unique membership model, suite of products and benefits, and by bringing the shared economy to private aviation through our Wheels Up app. We are looking forward to joining forces with the Aspirational team as we continue to accelerate our global growth and expansion.”

Ravi Thakran, Chairman & CEO of Aspirational:

“When we founded Aspirational, Wheels Up was exactly the kind of company we wanted to partner with. Kenny and his world-class team have created a truly iconic brand built upon years of exceptional, personalized customer experiences. They are a clear leader and innovator in the space and we look forward to working together to introduce Wheels Up to the global stage. We see many opportunities to leverage our experience and relationships to partner with other aspirational and luxury brands and to expand to international markets.”

Transaction Overview

On February 1, 2021, Aspirational entered into a definitive agreement (the “Merger Agreement”) to combine with Wheels Up through a combination of stock and cash financing. The transaction values Wheels Up at an enterprise value of approximately $2.1 billion.

The transaction is expected to deliver up to $790 million of gross proceeds to the combined company, including the contribution of up to $240 million of cash held in Aspirational’s trust account from its initial public offering in September 2020. The combination is further supported by a $550 million PIPE at $10.00 per share, including commitments from T. Rowe Price, Fidelity, Franklin Advisors, Durable Capital, HG Vora Capital Management, Third Point, Luxor Capital, and Monashee, among others. Existing Wheels Up shareholders will roll 100 percent of their equity into the new company. Upon completion of the transaction, Wheels Up expects to have up to $750 million in cash on its balance sheet to fund operations and support new and existing business initiatives.1

The transaction, which has been unanimously approved by Aspirational’s Board of Directors and the independent directors of Wheels Up’s Board of Directors, is expected to close in the second quarter of 2021, and is subject to approval by Aspirational and Wheels Up’s respective shareholders and other customary closing conditions, including any applicable regulatory approvals.

Additional information about the proposed transaction, including a copy of the Merger Agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed today with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov.

Advisors

Connaught acted as financial advisor, Credit Suisse acted as financial advisor, placement agent and capital markets advisor and Skadden, Arps, Slate, Meagher & Flom LLP acted as legal advisor to Aspirational.

Goldman Sachs & Co. LLC, Jefferies LLC, and Morgan Stanley & Co. LLC acted as joint lead financial advisors and Arnold & Porter Kaye Scholer LLP acted as legal advisor to Wheels Up.

About Aspirational Consumer Lifestyle Corp.

Launched in September 2020, Aspirational is a partnership of experienced consumer investors and former LVMH executives alongside L Catterton, the largest global consumer-focused private equity firm, as a minority partner. Aspirational identifies and invests in innovative, premium brands to offer consumers experiences that fulfil their aspirations for a healthy, balanced and cosmopolitan lifestyle. To learn more about Aspirational, visit www.aspconsumer.com.

About Wheels Up

Wheels Up is a leading provider of private aviation services in the U.S. through a fleet of owned, managed, and third-party planes. Its mission is to connect flyers to private aircraft – and one another – to deliver exceptional, personalized experiences. The Company has approximately 11,000 active users and is headquartered in New York.

For more information, please visit www.wheelsup.com.

1 All references to cash on the balance sheet, available cash from the trust account and retained transaction proceeds are subject to any redemptions by the public shareholders of Aspirational and the payment of transaction expenses.

Media Contact

Jonesworks

Email: wheelsup@jonesworks.com
212-839-0111

Kivvit

Josh Vlasto

Email: JVlasto@Kivvit.com

917-881-9662

Investor Contact

IR@Wheelsup.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Wheels Up and Aspirational. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Aspirational’s securities, (ii) the risk that the transaction may not be completed by Aspirational’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Aspirational, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of Aspirational, the satisfaction of the minimum trust account amount following redemptions by Aspirational’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Wheels Up’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Wheels Up and potential difficulties in Wheels Up employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Wheels Up or against Aspirational related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of the Aspirational’s securities a national securities exchange, (xi) the price of Aspirational’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Aspirational plans to operate or Wheels Up operates, variations in operating performance across competitors, changes in laws and regulations affecting Aspirational’s or Wheels Up’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Aspirational’s registration on Form S-1 (File No. 333-248592), the registration statement on Form S-4 discussed below and other documents filed by Aspirational from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Wheels Up and Aspirational assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Wheels Up nor Aspirational gives any assurance that either Wheels Up or Aspirational or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Wheels Up and Aspirational. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Aspirational intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Aspirational, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Aspirational shareholders. Aspirational also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aspirational are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Aspirational through the website maintained by the SEC at www.sec.gov.

The documents filed by Aspirational with the SEC also may be obtained free of charge at Aspirational’s website at www.aspconsumer.com or upon written request to #18-07/12 Great World City, Singapore 237994.

Participants in Solicitation

Aspirational and Wheels Up and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Aspirational’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Aspirational and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.